Exhibit 17.2

From: Jeff Kohn <jkohn@mdcproperties.ca>

Date: March 4, 2018 at 11:48:31 PM EST

To: Tony Maretic <tmaretic@cityofficereit.com>

Cc: “Becker, Douglas J.” <dbecker@ottenjohnson.com>

Subject: FW: Form 8-K Resignation Insert

Tony,

Please find enclose the Form 8-K

I have revised the 2nd paragraph as I disagree the way it was described in your original version and I have enclosed an edited PDF version.

Please provide me with a copy of all the documents you intend to file

Regards,

[ATTACHMENT FOLLOWS]

On March 2, 2018, Jeffrey D. Kohn, a member of the Board of Directors (the “Board”) of City Office REIT, Inc. (the “Company”), a member of the Nominating and Corporate Governance Committee of the Board and the chairman of the Investment Committee of the Board, resigned from the Board, effective immediately.

In his letter of resignation, dated March 2, 2018 and attached hereto as Exhibit 17.1, Mr. Kohn indicated that he resigned as a result of being informed that there is not enough support for his nomination by the other Board members for re-election as a director at the Company’s 2018 annual meeting of stockholders, such decision based on the Board’s disappointment that an investor brought to the Company by Mr. Kohn had sold a portion of its common stock in the Company. The Board further indicated if they were to support Mr. Kohn’s nomination, Mr. Kohn would be required to agree to restrict his ability to sell his common stock in the Company, which is a different standard than is imposed on the other directors.

The Board wishes to express its recognition and appreciation for Mr. Kohn’s valuable contributions to the Board and service to the Company since his appointment to the Board in July 2016. The Board and the Company wish Mr. Kohn the best in his future endeavors.

1610525.3